SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Submission For the month of May 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: May 24, 2006
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

Quarterly Financial Statements

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED MARCH 31, 2006

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at March 31, 2006 and June 30, 2005

Expressed in US Dollars

Unaudited

	March 31, 2006	June 30, 2005
	($)	($)

ASSETS
Current
Cash	101,293	59,950
Receivables	285,363	40,784
Share subscriptions receivable	10,088	6,635
Prepaid expenses	66,833	410,545
Inventory	193,966	192,237
	657,544	710,151

Property, plant and equipment	33,221	9,106
	690,766	719,257

LIABILITIES
Current
Payables and accruals	352,944	808,094
Shareholder loans	1,284	21,392
Deposits received	258	16,578
	354,486	846,064

SHAREHOLDERS’ DEFICIENCY
Share capital	13,217,275	11,225,477
Share capital subscribed	100,000	692,333
Value allocated to stock options	310,488	260,318
Deficit	(13,337,888)	(12,218,019)
Cumulative translation adjustment	46,405	(86,916)
	336,280	(126,807)
	690,766	719,257

On behalf of the Board of Directors:

	“Steven R. Garman”	“Matthew Yugovich”
	Steven R. Garman, Director	Matthew Yugovich, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three and nine months ended March 31, 2006 and March 31, 2005

Expressed in US Dollars

Unaudited

	Three months ended		Nine months ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	$	$	$	$

Revenues	256,487	96,208	379,453	367,729

Cost of goods sold	85,518	45,790	138,982	176,631
	170,969	50,418	240,471	191,098

Expenses
Administration	162,146	93,493	531,353	276,649
Amortization	1,683	1,296	4,028	3,793
Development costs	45,025	57,485	125,460	201,350
Financing costs and interest	594	586	2,005	1,968
Investor relations	138,699	-	406,766	-
Sales and marketing	28,984	56,565	97,662	167,992
Stock-based compensation	468	24,434	49,731	24,434
Professional fees	104,457	(592)	181,871	26,026
	482,056	233,267	1,398,876	702,212

Operating loss	(311,087)	(182,849)	(1,158,405)	(511,114)
Interest income	3,952	675	3,952	1,850
Gain on settlement of debt	(8,094)	277	34,584	22,444
Net loss	(315,229)	(181,897)	(1,119,869)	(486,820)

Deficit, beginning of period	(13,022,659)	(11,540,763)	(12,218,019)	(11,235,840)
Deficit, end of period	(13,337,888)	(11,722,660)	(13,337,888)	(11,722,660)

Loss per share – basic and diluted	(0.01)	(0.01)	(0.03)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three and nine months ended March 31, 2006 and March 31, 2005

Expressed in US Dollars

Unaudited

	For the three months ended		For the nine months ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	($)	($)	($)	($)

Cash flows related to operating activities
Net loss for the period	(315,229)	(181,897)	(1,119,869)	(486,820)
Adjustments to reconcile net loss used in operations
Stock-based compensation	468	24,434	49,731	24,434
Employment incentive paid with shares	-	-	37,500	-
Investor relations	108,750	-	331,083	-
Gain on settlement of debt	8,094	(277)	(34,584)	(22,444)
Amortization	1,683	1,296	4,028	3,793
	(196,234)	(156,444)	(732,111)	(481,037)
Changes in non-cash working capital items
Receivables	(204,587)	21,847	(244,580)	4,575
Share subscriptions receivable	12,736	-	(3,453)	-
Prepaid expenses	(189,866)	3,936	12,629	(1,371)
Inventory	(2,093)	23,008	(1,729)	(4,583)
Payables and accruals	9,606	136,517	(420,566)	159,673
Deposits received	(26,141)	(2,116)	(16,320)	(12,631)
	(596,579)	26,748	(1,406,130)	(335,374)

Cash flows related to investing activities	(10,463)	-	(28,144)	-

Cash flows related to financing activities
Proceeds from (repayment of) shareholder loans	-	6,762	(20,109)	13,591
Proceeds from issuance of capital, net of issue costs	16,029	-	1,008,203	275,000
Proceeds from exercise of stock option warrants	47,536	-	254,202	17,200
Proceeds from share capital subscribed	100,000	-	100,000	87,300
	163,565	6,762	1,342,296	393,091
Effect of foreign currency translation on cash	193,985	2,283	133,321	(9,948)
Net increase (decrease) in cash	(249,492)	35,793	41,343	47,769
Cash and cash equivalents (cash deficiency), beginning of period	350,785	24,134	59,950	12,158
Cash and cash equivalents, end of period	101,293	59,927	101,293	59,927

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

March 31, 2006

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company’s financial position, results of operations and cash flows as at March 31, 2006 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the fiscal year ended June 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

QI Systems Inc.

Management Discussion and Analysis

For the Quarter and Nine months Ended March 31, 2006

All figures expressed in US Dollars except where noted

May 19, 2006

Note to Readers - Financial results for the three and nine months ended March 31, 2006 have not been reviewed by the Company’s Auditors.

  The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) is prepared as of May 17, 2006 and should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three and nine months ended March 31, 2006 and the Company’s audited consolidated financial statements and notes thereto for the year ended June 30, 2005.

  The Company’s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2005 consolidated financial statements have been used for preparing the March 31, 2006 quarter results. The Company’s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

The Company operates as a designer, developer and marketer of hardware and software for smart cards and contactless payment cards. The Company is a leading supplier of smart card systems for various vertical markets including vending machines, parking meters, photocopiers, laundry machines and water operators. QI’s products have been installed in Canada, the United States of America, Venezuela, the United Kingdom and Norway.

In the quarter ended March 31, 2006 the Company achieved sales of $256,487 which is an increase of $183,720 or 252% compared to sales in the preceding quarter. The increase in sales was due primarily to a large order being completed and shipped to the Company’s largest client who operates in the parking industry. Sales to clients operating in the newspaper vending industry were the next largest segment of customers.

The Company incurred a net loss of $315,229 in the quarter ended March 31, 2006, compared to a net loss $391,252 in the quarter ended December 31, 2005 and has incurred losses in past periods. Losses were funded by working capital and the exercise of stock purchase warrants and a private placement offering which started at the end of the quarter. Financing activity during the quarter ended March 31, 2006 related to the exercise of warrants and options which netted cash of $47,536 to the Company. During the period the Company received $130,000 from investors in the private placement initiated at the end of the quarter. Cash at hand at March 31, 2006 was $101,293 compared to $350,785 held at December 31, 2005. The Company expects to be able to fund working capital deficiencies in future periods with existing cash flow and the issuance of equity.

Results of Operations

For the three months ended March 31, 2006

Revenues during the three months ended March 31, 2006 were $256,487 derived from the sale of smart card systems and ancillary products to the Company’s client base, fundamentally within the parking industry. Quarterly sales of the Company’s products increased 252% with respect to sales achieved in the preceding quarter ended December 31, 2005. Sales continue to be concentrated in a few clients. Compared to the quarter ended March 31, 2005 (“the comparative quarter”), sales increased by 167%, or $160,279. The increase in sales is the result of a large order being completed and shipped to the Company’s largest client who operates in the parking industry.

Cost of sales during the period was $85,518, which represents 33% of sales, a margin improvement from total cost of sales of $45,790 (48% of sales) in the comparative quarter. Gross Margins were $170,969 or 67% of sales (comparative quarter: 52% of sales).

The Company’s expenses in the quarter are categorized as Administration, Amortization, Corporate Finance, Development Costs, Financing Costs and Interest, Investor Relations, Sales and Marketing and Professional Fees.

During the third quarter of fiscal 2006, Administration expenses were $162,146, down from $194,755 in the preceding quarter and up from $93,493 in the comparative period. The major Administration expenses are salaries and benefits paid to employees performing administrative duties of $108,485 and $19,601 of rent expense.

Development costs in the quarter ended March 31, 2006 were $45,025 (comparative period: $57,485) of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company’s products of $42,893 in the quarter. The reduction in cost results from a R&D reorganization that resulted in certain positions being eliminated. In the same period, as a cost savings initiative, the Company did not incur the same level of development consulting fees. The Company anticipates that development costs may increase in Q4 of fiscal 2006 or in early fiscal 2007 to accommodate the Company’s projected increased commercial activity and its concentrated efforts in developing its contactless payment technology.

During the quarter the Company incurred investor relations expense of $138,699, substantially most of which refers to the amortization over one year of the cost attributed to shares committed for issuance to an investor relations provider. Other costs are for consulting services provided to the Company with regards to investor relations. In the comparative quarter, the Company did not incur any investor relations or corporate finance expenses.

Sales and marketing expense in the quarter ended March 31, 2006 was $28,984 (comparative period: $56,565) which consists fundamentally of salaries, benefits and consulting fees. The reduction in sales expenses results from the departure in early fiscal 2006 of the Company’s former VP of Sales and Marketing. In April 2006, the Company hired a new Vice President of Business Development who assumes these responsibilities. These activities were previously absorbed by the Company’s CEO and CFO/COO, who are charged to General and Administrative expenses.

Professional fees of $104,457 during the quarter ended March 31, 2006 were incurred for legal fees incurred in connection with regulatory and compliance work, particularly in relation to the Company’s anticipated change of domicile into the United States of America. This represents an increase of $105,049 from the comparative period which essentially had no Professional Fees.

QI recorded an operating loss of $311,087 in the quarter ended March 31, 2006, compared to an operating loss of $182,849 in the comparative period due to the increase in expenses outlined above. In the quarter ended March 31, 2006, QI posted a net loss of $315,229, or $0.01 per share, compared to a net loss of $181,897 or $0.01 in the comparative period.

As anticipated, the Company incurred investing activities of $10,463 for purchase of various computer equipment and to purchase furniture and fixtures for the new headquarters in Colleyville, Texas. QI did not have any investing activities in the comparative quarter. QI will face the need to incur further capital expenditures in fiscal 2006 and early fiscal 2007 to purchase equipment to supports the development of its contactless payment devices and to properly outfit new employees.

In the period, the Company received $47,536 from the exercise of stock purchase warrants and options (see Liquidity) and $130,000 from the proceeds of a private placement started at the end of the third quarter.

At March 31, 2006 the Company’s cash position was $101,293, with working capital of $303,057.

For the nine months ended March 31, 2006

Revenues during the nine months ended March 31, 2006 were $379,453 compared to sales of $367,729 in the nine months ended December 31, 2004 (“the nine month comparative period”). Sales were essentially flat, due to similar volumes year over year from a major client in the parking industry.

Cost of sales during the period went down to $138,982, or 37% of sales, compared to $176,631, or 48% of sales, in the nine month comparative period.

During the nine months ended March 31, 2006 Administration expenses were $531,353 compared to $276,649 for the comparative period. This increase results primarily from the hiring of a full time CFO/COO in fiscal 2006 and from increased selling activity performed by the Executive staff since it has not replaced the VP of Sales and Marketing who resigned in the first quarter.

Development costs in the nine months ended March 31, 2006 were $125,460 compared to $201,350 following a reorganization that eliminated certain development positions.

During the nine-month period ended March 31, 2006 the Company incurred investor relations costs of $406,766 from the amortization of the cost of shares issued to an IR provider late in fiscal 2005, and from additional consulting fees in the field of investor relations. In the comparative nine month period, the Company did not incur any investor relations, fundamentally because of limited capital raising activities.

Sales and marketing expense in the nine months ended March 31, 2006 was $97,662 compared to $167,992 in the comparative nine month period, a difference of $70,330 that is explained by the elimination of the salary paid to the former VP of Sales and Marketing, whose responsibilities have been absorbed by senior administrative officers, as shown by the increase in Administrative Expenses.

Professional fees of $181,871 include legal fees incurred in the nine months ended March 31, 2006 in connection with regulatory and compliance work, most of which is related to the impending change of domicile of the Company to the United States of America. In the comparative nine month period, professional fees of $26,026 were incurred for legal fees.

QI recorded an operating loss of $1,158,405 in the nine months ended March 31, 2006, compared to an operating loss of $511,114 in the comparative nine month period. The Company recorded a Gain on Settlement of Debt of $34,584 mostly in connection with settlement of an outstanding major creditor. In the comparative nine month period the Company posted a gain on settlement of debt of $22,444. In the nine months ended March 31, 2006, QI posted a net loss of $1,119,869, or $0.03 per share, compared to a net loss of $486,820 or $0.02 per share in the comparative nine month period.

Summary of Quarterly Results

Qtr ended

Qtr ended

Qtr ended

Qtr ended

	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total revenues	$256,457	$72,767	$50,199	$22,382
(Net loss)	(315,229)	(391,252)	(413,388)	(495,358)
(Loss) per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

	Qtr ended	Qtr ended
Qtr ended

Qtr ended

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Total revenues	$96,208	$120,152	$151,369	$146,744
(Net loss)	(181,897)	(192,308)	(112,616)	(441,490)
(Loss) per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.03)

Liquidity

QI has incurred operating losses in the reporting period and in past periods. Its ability to continue operating as a going concern is contingent on the Company being able to rely on equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At March 31, 2006 the Company’s cash position was $101,293, with working capital of $303,057.

During the quarter ended March 31, 2006:

? The Company received $43,636 from the exercise of 145,454 stock warrants at an exercise price of $0.30.

? The Company received $3,900 from the exercise of 26,000 stock options at an exercise price of $0.15.

? The Company received $130,000 for a private placement offering at $0.20 per unit. Each unit contains one share of common stock and a warrant to purchase one share at $0.40 within two years.

? The Company extended the exercise period for 61 days, until June 1, 2006, for 2,581,817 warrants with an exercise price of $0.30 originally scheduled to expire on April 1, 2006.

As disclosed in Results of Operations, QI posted a net loss in the quarter of $315,229. Losses in subsequent periods will be reduced or eliminated if the Company is able to secure sales streams that are still not fully in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company has no long term debt and is not subject to debt covenants. It does not anticipate it will incur any default or arrears on payment of leases.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

At March 31, 2006, the Company had outstanding 15,407,620 share purchase warrants (with exercise prices ranging from $0.25 to $0.30) and 1,050,000 share purchase options (with exercise prices ranging from $0.15 to $0.50).

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company’s assets and liabilities.

Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company’s critical accounting estimates or accounting policies during the quarter ended March 31, 2006.

Other MD&A Requirements

As of May 17, 2006 the Company has 39,715,756 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Form 52-109F2 Certification of Interim Filings

May 23, 2006

I, Robert I. McLean Jr., Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 23, 2006

“Robert I. McLean Jr.

”__________________________

Robert I. McLean Jr.

Chief Financial Officer

Form 52-109F2 Certification of Interim Filings

May 23, 2006

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 23, 2006

“Steve Garman

”__________________________

Steve Garman

Chief Executive Officer